ArcelorMittal announces financial calendar for 2015

Luxembourg, 19 December 2014 – ArcelorMittal today announces its financial calendar for 2015.

Earnings results announcements:

  13 February 2015 Earnings Release Q4 2014 + FY 2014
  7 May 2015 Earnings Release Q1 2015
  31 July 2015 Earnings Release Q2 2015
  6 November 2015 Earnings Release Q3 2015

General Meeting of Shareholders:

  5 May 2015 (Luxembourg, Ordinary Meeting of Shareholders)